EXHIBIT 107

Calculation of Filing Fee Tables

FORM S-1

(Form Type)

ICORECONNECT INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to Be Paid	Equity	Common Stock	Rule 457(c)	27,425,287	$0.5343 (1)	$14,653,330.84	0.00015310	$2,243.42
	Total Fees Previously Paid							$0.00
	Total Fee Offsets							$0.00
	Net Fee Due							$2,243.42

(1)

Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $0.5343, which is the average of the high and low prices of the shares of the Company’s Common Stock on September 10, 2024 on the Nasdaq Stock Market.